Exhibit 99.1

Quarterly Statement Q4 2020

Topline Exceeds Full Year Outlook Operating Profit and Free Cash Flow Up Strongly “RISE with SAP” To Drive Customers’ Business Transformation in the Cloud

•	IFRS Cloud Revenue Up 17%, Non-IFRS Cloud Revenue Up 18% At Constant Currencies in FY 2020

•	Current Cloud Backlog of €7.2 Billion, Up 14% At Constant Currencies

•	IFRS Cloud Gross Margin 66.5%, Up 3.1pp; Non-IFRS Cloud Gross Margin Reaches 69.6%, Up 1.3pp At Constant Currencies in FY2020

•	IFRS Operating Profit Up 48%; Non-IFRS Operating Profit Up 4% At Constant Currencies in FY 2020

•	IFRS EPS Up 56%; Non-IFRS EPS Up 6% in FY 2020

•	Operating Cash Flow At €7.2 Billion, Approximately Doubling Year over Year; Free Cash Flow at €6.0 Billion in FY 2020, Significantly Exceeding Raised Outlook

•	Customer Net Promoter Score Up Sharply; Employee Engagement Index at Record High

•	2021 Outlook Reflects Expedited Move to Cloud

•	Successful IPO of Qualtrics

„ The world's leading companies are turning to SAP to become intelligent enterprises. We are reinventing how businesses run by accelerating our customers’ transformation in the cloud. Our strong finish to the year and the launch of RISE with SAP, our new holistic business transformation offering, position us well to meet our new outlook targets.”	„ In a uniquely challenging environment, 2020 was a record year for cash flow in every single quarter and the full year. Our better-than-anticipated top line performance combined with our quick response on the cost side drove strong operating profit. SAP’s expedited shift to the cloud will drive long-term, sustainable growth while significantly increasing the resiliency and predictability of our business.”

Christian Klein, CEO	Luka Mucic, CFO

SAP Quarterly Statement Q4 2020	1

Walldorf, Germany – January 29, 2021
SAP SE (NYSE: SAP) today announced its financial results for the fourth quarter and the full year ended December 31, 2020.

Business Update

SAP’s business performance sequentially improved in the fourth quarter even as the COVID-19 crisis persisted and lockdowns were reintroduced in many regions. Cloud revenue in the fourth quarter continued to be impacted by lower pay-as-you-go transactional revenue, mainly Concur business travel related. However, continued high demand for e-commerce, Business Technology Platform, and Qualtrics solutions along with several competitive wins – particularly for SuccessFactors Human Experience Management – produced a strong finish to the year for SAP’s cloud business. SAP also saw strong early take up of its new holistic business transformation offering “RISE with SAP” among pilot customers, contributing to the cloud performance in the fourth quarter. Both North America and Europe experienced a better-than-expected performance in cloud order entry as well as software licenses revenue reflecting strong demand for SAP’s digital supply chain solutions in particular. In addition, SAP had significant competitive wins in ERP.

Recent Highlights:

•	SAP launched “RISE with SAP” on January 27, 2021, a simplified pathway for customers to transition their mission critical systems to the cloud and transform their business, delivered as a holistic commercial package with one subscription fee.
•	Successful IPO of Qualtrics on January 28, 2021, maximizing Qualtrics’ opportunity to expand their business and build the best talent while SAP retains majority ownership. At IPO, the company was valued at almost $18 billion, more than double the original acquisition price. Qualtrics shares moved even higher on the first day of trading, ending the day with a gain of just over +50%.
•	Completed the acquisition of Emarsys on November 4th, 2020, a leading omnichannel customer engagement platform provider.
•	Deepened business process intelligence capabilities with the acquisition of Signavio.
•	Expanded Microsoft relationship around Teams integration, Industry 4.0 and simplification of SAP ERP migration to the cloud on Azure.
•	Announced a new partnership with Europe’s leading industrial companies, car manufacturers and their suppliers to build the automotive network of the future.

Throughout the COVID-19 crisis, SAP continues to serve its customers effectively with an embedded virtual sales and remote implementation strategy. The company retains a disciplined approach to hiring and discretionary spend while capturing natural savings e. g. from lower travel, facility-related costs and virtual events. In combination with the strong topline performance these actions drove higher operating profit and operating margin (both in IFRS and non-IFRS at constant currencies) despite the challenging macro environment.

SAP also continues to be a key technology partner in helping customers and the broader community address COVID-19 challenges. Initiatives include:

•	Launched a vaccine collaboration hub (VCH) for Life Sciences organizations to better manage vaccine supply distribution, and to help governments and their industry partners coordinate and successfully deploy mass vaccination programs.
•	The "Corona Warn App", SAP's contact track and trace app, has now been downloaded more than 25 million times helping to curb the virus spread.
•	Co-innovation with Parkland Health & Hospital System to tackle urgent needs related to COVID-19: a command center dashboard to make essential decisions; a critical inventory tracker to help ensure real-time accurate tracking and availability of critical inventory such as ventilators; an online, self-service, multilingual symptom checker chatbot enabling patients to go through an initial COVID-19 screening thereby reducing load on its overwhelmed call center and reducing face-to-face interactions to improve safety.
•	Partnered with Mercy Technology Services, the IT division of St. Louis-based health system Mercy, to harness the power of data analytics to produce real-world evidence (RWE) for more informed patient care.

SAP Quarterly Statement Q4 2020	2

Financial Performance1

Full-Year 2020

SAP exceeded all of its revised 2020 revenue targets and hit the high end of its revised operating profit outlook range.

For the full year current cloud backlog was up 7% year over year to €7.15 billion (up 14% at constant currencies) amid continued COVID-19 effects on SAP’s cloud business. Cloud revenue grew by 17% year over year to €8.08 billion (IFRS), up 15% to €8.09 billion (non-IFRS) and up 18% to €8.24 billion (non-IFRS at constant currencies), exceeding the revised full year outlook (€8.0 to €8.2 billion non-IFRS at constant currencies). Continued lower transactional revenues, particularly in Concur, negatively impacted cloud growth by 4 percentage points. Cloud revenue from SAP’s SaaS/PaaS offerings, that do not belong to Intelligent Spend, and its IaaS offering grew by 27% and 23% (non-IFRS at constant currencies), respectively. Software licenses revenue was down 20% year over year to €3.64 billion (IFRS and non-IFRS) and down 17% (non-IFRS at constant currencies). Cloud and software revenue was up 1% year over year to €23.23 billion (IFRS and non-IFRS) and up 3% to €23.72 billion (non-IFRS at constant currencies), exceeding the revised full year outlook (€23.1 – 23.6 billion). Total revenue was down 1% year over year to €27.34 billion (IFRS and non-IFRS) and up 1% to €27.90 billion (non-IFRS at constant currencies), also exceeding the revised full year outlook (€27.2 – 27.8 billion).

The share of more predictable revenue grew by 5 percentage points year over year to 72% for the full year 2020.

Cloud gross margin increased 3.1 percentage points year over year to 66.5% (IFRS) and increased by 1.4 percentage points year over year to 69.6% (non-IFRS).

For the full year, IFRS operating profit and operating margin were positively impacted by significantly lower restructuring charges as well as lower share-based compensation expenses compared to 2019. Operating profit increased by 48% year over year to €6.62 billion (IFRS) and was up 1% to €8.28 billion (non-IFRS) and up 4% to €8.50 billion (non-IFRS at constant currencies), hitting the high end of the revised full year outlook (€8.1 – 8.5 billion). Operating margin increased 8.0 percentage points year over year to 24.2% (IFRS) and increased 0.6 percentage points year over year to 30.3% (non-IFRS) and 0.8 percentage points to 30.5% (non-IFRS at constant currencies) for the full year.

Earnings per share increased 56% to €4.35 (IFRS) and increased 6% to €5.41 (non-IFRS) reflecting a strong contribution from Sapphire Ventures.

Operating cash flow for the full year was € 7.19 billion, approximately doubling year over year and significantly above the raised outlook of approximately €6.0 billion. Free cash flow increased 164% year over year to €6.00 billion, significantly above the raised outlook of above €4.5 billion. Cash flow was positively impacted by lower tax and restructuring payments and a successful working capital management. At year end, net debt was –€6.50 billion.

Fourth Quarter 2020

In the fourth quarter, cloud revenue grew 8% year over year to €2.04 billion (IFRS), up 7% to €2.04 billion (non-IFRS) and up 13% (non-IFRS at constant currencies). Continued lower transactional revenues, particularly in Concur, negatively impacted cloud growth by 2 percentage points. Cloud revenue from SAP’s SaaS/PaaS offerings, that do not belong to Intelligent Spend, and its IaaS offering grew by 22% and 17% (non-IFRS at constant currencies), respectively. Software licenses revenue was down 15% year over year to €1.70 billion (IFRS and non-IFRS) and down 11% (non-IFRS at constant currencies). Cloud and software revenue was down 4% year over year to €6.58 billion (IFRS and non-IFRS) and up 1% (non-IFRS at constant currencies). Total revenue was down 6% year over year to €7.54 billion (IFRS and non-IFRS) and down 2% (non-IFRS at constant currencies).

Cloud gross margin increased 2.1 percentage points year over year to 67.2% (IFRS) and increased by 0.5 percentage points year over year to 70.0% (non-IFRS).

In the fourth quarter, IFRS operating profit and operating margin were positively impacted by lower share-based compensation expenses compared to the prior year period. Operating profit increased by 26% year over year to €2.66 billion (IFRS) and was down 3% to €2.77 billion (non-IFRS) and up 3% (non-IFRS at constant currencies). Operating margin increased by 9.1 percentage points year over year to 35.2% (IFRS) and increased 1.4 percentage points year over year to 36.7% (non-IFRS) and 1.5 percentage points to 36.8% (non-IFRS at constant currencies).

EPS was up 19% year over year to €1.62 (IFRS) and down 7% year over year to €1.69 (non-IFRS).

1 The full year and Q4 2020 results were also impacted by other effects. For details, please refer to the disclosures on page 34 of this document.

SAP Quarterly Statement Q4 2020	3

Non-Financial Performance 2020

SAP also showed a strong performance in non-financial metrics. Customer Net Promoter Score (NPS) increased ten points year-on-year to +4 in 2020, exceeding the outlook. This strong positive result reverses a four-year downward trend and is a result of the Company’s focus on implementing customer feedback, harmonizing customer interactions, and integration across the product portfolio.

SAP’s Employee Engagement Index increased 3 percentage points to a record 86%, at the upper end of the outlook. SAP’s retention rate was 95.3% (2019: 93.3%). Further the proportion of women in management increased to 27.5% (2019: 26.4%).

Greenhouse gas emissions were below the revised outlook from October 2020. In 2020 SAP’s greenhouse gas emissions were 135 kilotons, down 165 kt year-on-year. In addition to the Company’s measures to decrease carbon emissions, the continued travel restrictions due to the COVID-19 pandemic contributed significantly to the decrease.

Segment Performance Fourth Quarter 2020

SAP’s four reportable segments “Applications, Technology & Support”, “Concur”, “Qualtrics” and “Services” showed the following performance:

Applications, Technology & Support (AT&S)

In the fourth quarter, segment revenue in AT&S was down 4% to €6.21 billion year over year (up 1% at constant currencies). Solutions which contributed to this growth are listed below.

SAP S/4HANA

SAP S/4HANA is an intelligent, integrated ERP system that runs on SAP’s real time in-memory platform, SAP HANA. It addresses industry-specific requirements with proven best practices for 25 verticals and enables new business models as marketplaces evolve. It revolutionizes business processes with intelligent automation, supported by artificial intelligence and robotic process automation. It helps users make better decisions faster with embedded analytics, a conversational interface, and digital assistants.

Approximately 900 SAP S/4HANA customers were added in the quarter, taking total adoption to approximately 16,000 customers, up 16% year over year, of which more than 8,700 are live. In the fourth quarter, approximately 40% of the additional SAP S/4HANA customers were net new.

In the fourth quarter, world-class organizations such as L’Oréal, Shell, Schwarz IT KG (Lidl), Co-op, Unilever, s.Oliver Group, Gilead Sciences, and Saudi Aramco chose SAP S/4HANA. Boehringer Ingelheim went live with SAP S/4HANA in 41 Countries simultaneously. BT Group, A. P. Møller-Mærsk, Beijing Energy, the Coca-Cola Bottling Company of Egypt, and Bertelsmann also went live. A fast-growing number of companies of all sizes such as CureVac, Zespri, Oxford University Press, The Not Company, Nippon Cargo Airlines, BMW, Atos, and I-PEX chose SAP S/4HANA Cloud.

Human Experience Management (HXM)

The SAP SuccessFactors Human Experience Management (HXM) Suite provides solutions for core HR and payroll, talent management, employee experience management and people analytics. Built as a highly scalable platform it meets complex cross border requirements, delivering tax regulation and HR policy updates in 101 specific countries, 42 languages and payroll in 46 countries.

HXM is designed around what employees need, how they work, and what motivates them. It empowers employees and enables HR leaders to accelerate business growth.

SAP SuccessFactors HXM solutions leverage Qualtrics solutions allowing customers to capture insights from employees and link them with operational data to see what is happening, understand why and take action. More than 900 customers have selected these solutions.

BIC, City of Houston, Vodafone Idea Limited, Mitsubishi Chemical Corporation, Fujitsu Ltd., and NORD/LB were some of many competitive wins. Klosterfrau Healthcare Group and FC Bayern München went live in Q4.

SAP was ranked as a leader in the IDC MarketScape for Worldwide Talent Acquisition Suites for Large Enterprise, and the Gartner Magic Quadrant for Cloud HCM Suites for 1,000+ Employee Enterprises.

SAP Customer Experience

SAP Customer Experience (CX) combines leading solutions for commerce, service, marketing, sales, and customer data, enabling companies to manage and deliver personalized customer experiences across touchpoints and channels based on a

SAP Quarterly Statement Q4 2020	4

complete view of the customer. As part of the Intelligent Enterprise, SAP CX suite integrates with SAP S/4HANA from demand signals to fulfillment in one end-to-end process.

SAP CX solutions also use the benefits of Qualtrics Customer Experience Management to understand the wants and needs of customers. This enables organizations to combine customer feedback and operational data to listen, understand and take action in the moment to improve the customer experience.

In the fourth quarter, SAP’s e-commerce solution showed a strong performance, more than doubling cloud revenue year over year.

Carrefour, Mindray, Miele & Cie. KG, Sundiro Honda Motorcycle Co., Ltd., Piaggio & C. S.p.A., and VINCI Energies chose SAP Customer Experience solutions, with Beiersdorf, Deutsche Börse and Mondi AG going live.

SAP was recently named a leader in the IDC MarketScape: Worldwide Retail Commerce Platform Software Providers 2020 Vendor Assessment report.

SAP Business Technology Platform

SAP Business Technology Platform powers customers to become intelligent enterprises and is a central element of SAP’s new “RISE with SAP” offering. Its leading technologies like SAP HANA, SAP Analytics Cloud, SAP Integration Suite and SAP Extension Suite enable customers to build, integrate and extend applications, while turning their data into business value. Its easy access to the ecosystem ensures development agility and speed. SAP Business Technology Platform supports cloud, on-premise and hybrid customer landscapes, offering seamless interoperability with other platform technologies to deliver a high level of scalability, flexibility and efficiency.

Deutsches Rotes Kreuz (German Red Cross), Nomad Foods Europe Ltd., and Enel selected SAP Business Technology Platform and SAP Analytics Cloud solutions.

In the fourth quarter, SAP further strengthened the Business Technology Platform as the engine for our customers business transformation with new tools and functionalities for low-code and no-code process automation.

SAP was recently named as a leader in both the Gartner “Magic Quadrant for Metadata Management Solutions” and its “Magic Quadrant for Cloud Database Management Systems”.

Ariba & Fieldglass

SAP Ariba provides collaborative commerce capabilities from sourcing and orders through invoice and payment along with expertise to help customers optimize their spend. The solutions drive simple, intelligent exchanges between millions of buyers and suppliers across both direct and indirect expense categories.

SAP launched Qualtrics XM for Suppliers, a new solution that combines data from an organization’s SAP Ariba, SAP Fieldglass and SAP S/4HANA solutions with real-time supplier insights and AI-driven intelligence from Qualtrics, to empower organizations to identify key areas of improvement across the source-to-pay process to help secure critical supply, increase cost savings, mitigate risk and improve business agility.

SAP Ariba and SAP Fieldglass, together with SAP Concur, represent SAP’s intelligent spend platform, the largest commerce platform in the world with over $4.1 trillion in global commerce annually transacted in more than 180 countries.

Esselunga S.p.A., Nestlé, General Motors, Ecopetrol, Los Angeles Unified School District, and Sony Picture Networks India chose SAP Ariba solutions in the fourth quarter.

SAP was recently named a leader for its SAP Ariba and SAP Fieldglass integrated solutions in the Gartner 2020 Magic Quadrant for Procure-to-Pay Suites report.

SAP Fieldglass is the leader in external workforce management and services procurement. The solutions help organizations find, engage, and manage all types of flexible resources including contingent workers, consultants and freelancers. SAP Fieldglass added more than 1 million new external workers during the fourth quarter. Chevron chose SAP Fieldglass solutions in the fourth quarter.

SAP Fieldglass solutions were recently positioned as a Market Leader in the Ardent Partners 2020 Vendor Management System Technology Advisor report.

Concur

In the fourth quarter, Concur segment revenue was down 20% to €341 million year over year (down 15% at constant currencies) due to lower pay-as-you-go transactional revenue as a result of significantly reduced business travel related to the COVID-19 crisis.

SAP Quarterly Statement Q4 2020	5

SAP Concur provides integrated travel, expense, and invoice management solutions that simplify and automate these everyday processes. The SAP Concur mobile app guides employees through business trips, charges are effortlessly populated into expense reports, and invoice approvals are automated. By integrating near real-time data and using AI to analyze 100% of transactions, the SAP Concur spend management solution provides better visibility to help efficiently control employee-driven spend.

Canadian Pacific Railway Company, Nikkei, Inc., and Software AG were among the organizations who chose SAP Concur solutions in the fourth quarter.

Qualtrics

In the fourth quarter, Qualtrics segment revenue was up 17% to €183 million year over year (up 26% at constant currencies).

With Qualtrics, SAP combines market leadership in Experience Management (XM) with end-to-end operational power in 25 industries to help organizations design and improve the four core experiences of business: customer, employee, product and brand.

The Qualtrics XM Platform™ is trusted by over 13,000 customers as mission-critical software that enables breakthrough design and continuous improvement that allows all four experiences to be managed on a single, connected platform.

In the fourth quarter, Deutsche Bank, Burton Snowboards, Bank of Montreal, Uber Singapore, University of Auckland, Rosetta Stone, HSBC, GE Healthcare, Hongkong and Shanghai Hotels, and many others selected Qualtrics to move beyond systems of record to new systems of action and achieve breakthrough results.

Services

In the fourth quarter, Services segment revenue was down 16% to €758 million year over year (down 11% at constant currencies). The services implementation business continues to demonstrate its resilience and flexibility with SAP’s shift to remote delivery, and SAP’s premium services remain in high demand. However, SAP’s training business continues to be impacted due to delays in re-opening of global training centers.

Segment Results at a Glance

Segment Performance Fourth Quarter 2020

	Applications, Technology & Support			Concur			Qualtrics			Services
€ million, unless otherwise stated (Non-IFRS)	Actual Currency	∆ in %	∆ in % const. curr.	Actual Currency	∆ in %	∆ in % const. curr.	Actual Currency	∆ in %	∆ in % const. curr.	Actual Currency	∆ in %	∆ in % const. curr.
Cloud revenue	1,592	11	17	295	–19	–14	139	26	36	0	NA	NA
Segment revenue	6,207	–4	1	341	–20	–15	183	17	26	758	–16	–11
Segment profit (loss)	3,038	–3	2	121	–30	–26	10	<-100	<-100	124	5	8
Cloud gross margin (in %)	66.3	3.2pp	2.9pp	87.2	–1.4pp	–1.6pp	89.4	–0.7pp	–0.6pp	NM1)	NM1)	NM1)
Segment margin (in %)	48.9	0.6pp	0.6pp	35.7	–5.3pp	–5.3pp	5.4	11.9pp	10.9pp	16.3	3.1pp	2.9pp

1) NM = not meaningful

Regional Revenue Performance Full Year 2020

SAP had a solid year in all regions.

In the EMEA region cloud and software revenue increased 1% (IFRS) and 3% (non-IFRS at constant currencies). Cloud revenue increased 23% (IFRS) and 25% (non-IFRS at constant currencies) with Germany, Switzerland and France being highlights. Saudi Arabia and Sweden had a strong year in software licenses revenue.

In the Americas region, cloud and software revenue increased 1% (IFRS) and was up 3% (non-IFRS at constant currencies). Cloud revenue increased 13% (IFRS and non-IFRS at constant currencies) with Canada a highlight while the United States and Mexico had a robust performance. The United States, Brazil and Mexico held up well in software licenses revenue.

In the APJ region, cloud and software revenue was flat (IFRS) and up 2% (non-IFRS at constant currencies). Cloud revenue increased 18% (IFRS) and 21% (non-IFRS at constant currencies) with Japan, South Korea and Singapore being highlights. Japan, Australia and India had a robust performance in software licenses revenue.

SAP Quarterly Statement Q4 2020	6

Financial Results at a Glance

Fourth Quarter 2020

	IFRS			Non-IFRS1)
€ million, unless otherwise stated	Q4 2020	Q4 2019	∆ in %	Q4 2020	Q4 2019	∆ in %	∆ in % const. curr.
Current cloud backlog2)	NA	NA	NA	7,155	6,681	7	14
Cloud revenue	2,041	1,896	8	2,044	1,907	7	13
Software licenses and support revenue	4,538	4,950	–8	4,538	4,950	–8	–4
Cloud and software revenue	6,579	6,846	–4	6,582	6,857	–4	1
Total revenue	7,538	8,041	–6	7,541	8,052	–6	–2
Share of more predictable revenue (in %)	65	60	4pp	65	60	4pp
Operating profit (loss)	2,655	2,102	26	2,768	2,839	–3	3
Profit (loss) after tax	1,932	1,637	18	2,022	2,190	–8
Basic earnings per share (in €)	1.62	1.36	19	1.69	1.82	–7
Number of employees (FTE, December 31)	102,430	100,330	2	NA	NA	NA	NA

1) For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2) As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

Full Year 2020

	IFRS			Non-IFRS1)
€ million, unless otherwise stated	Q1–Q4 2020	Q1–Q4 2019	∆ in %	Q1–Q4 2020	Q1–Q4 2019	∆ in %	∆ in % const. curr.
Current cloud backlog2)	NA	NA	NA	7,155	6,681	7	14
Cloud revenue	8,080	6,933	17	8,085	7,013	15	18
Software licenses and support revenue	15,148	16,080	–6	15,148	16,080	–6	–4
Cloud and software revenue	23,228	23,012	1	23,233	23,093	1	3
Total revenue	27,338	27,553	–1	27,343	27,634	–1	1
Share of more predictable revenue (in %)	72	67	5pp	72	67	4pp
Operating profit (loss)	6,621	4,473	48	8,283	8,208	1	4
Profit (loss) after tax	5,280	3,370	57	6,529	6,152	6
Basic earnings per share (in €)	4.35	2.78	56	5.41	5.11	6
Number of employees (FTE, December 31)	102,430	100,330	2	NA	NA	NA	NA

1) For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2) As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q4 2020	7

Business Outlook 2021

SAP provides the following full-year 2021 outlook reflecting its solid business momentum and current estimates concerning the timing and pace of recovery from the COVID-19 crisis. This outlook assumes the COVID-19 crisis will begin to recede as vaccine programs roll out globally, leading to a gradually improving demand environment in the second half of 2021.

•	SAP expects €9.1 – 9.5 billion non-IFRS cloud revenue at constant currencies (2020: €8.09 billion), up 13% to 18% at constant currencies
•	SAP expects €23.3 – 23.8 billion non-IFRS cloud and software revenue at constant currencies (2020: €23.23 billion), flat to up 2% at constant currencies
•	SAP expects €7.8 – 8.2 billion non-IFRS operating profit at constant currencies (2020: €8.28 billion), down 1% to 6% at constant currencies
•	The share of more predictable revenue (defined as the total of cloud revenue and software support revenue) is expected to reach approximately 75% (2020: 72%).

Following a record cash flow performance in 2020, the company expects operating cash flow of approximately €6.0 billion (2020 €7.2 billion) primarily reflecting moderately lower profit, higher expected income tax payments, and adverse currency exchange movements. Free cash flow is expected above €4.5 billion (2020 €6.0 billion), also impacted by a modest increase in capex.

While SAP’s full-year 2021 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the Q1 and FY 2021 expected currency impacts.

Expected Currency Impact Based on December 2020 Level for the Rest of the Year
In percentage points	Q1	FY
Cloud revenue	-6pp to -8pp	-3pp to -5pp
Cloud and software revenue	-5pp to -7pp	-2pp to -4pp
Operating profit	-7pp to -9pp	-2pp to -4pp

SAP also confirms its mid-term ambition which was previously published in its Q3 2020 Quarterly Statement.

In addition to the financial goals, SAP also focuses on three non-financial targets for 2021: customer loyalty, employee engagement, and carbon emissions. SAP aims to achieve a Customer Net Promoter Score score of 5 to 10 in 2021. The Company targets an Employee Engagement Index in a range of 84% to 86%. Further, the Company targets greenhouse gas emissions of 145 kt in 2021.

SAP Quarterly Statement Q4 2020	8

Additional Information

This Quarterly Statement and all information therein is unaudited.

The 2019 comparative numbers for full year only include Qualtrics revenues and profits from acquisition date of January 23rd.

The SAP Integrated Report 2020 and Annual Report on Form 20-F will be published on March 4th, 2021, and will be available for download at www.sapintegratedreport.com.

Definition of key growth metrics

Current cloud backlog (CCB) is the contractually committed cloud revenue we expect to recognize over the upcoming 12 months as of a specific key date. Thus, it is a subcomponent of our overall remaining performance obligations following IFRS 15.120. For CCB, we take into consideration committed deals only. CCB can be regarded as a lower boundary for cloud revenue to be recognized over the next 12 months, as it excludes utilization-based models without pre-commitments and committed deals, both new and renewal, closed after the key date. For our committed cloud business, we believe the expansion of CCB over a period is a valuable indicator of go-to market success, as it reflects both new contracts closed as well as existing contracts renewed.

Share of more predictable revenue is the total of non-IFRS cloud revenue and non-IFRS software support revenue as a percentage of total revenue.

Global commerce is the total commerce volume transacted on the SAP Ariba, SAP Concur and SAP Fieldglass Networks in the trailing 12 months. SAP Ariba commerce includes procurement and sourcing spend.

For explanations on other key growth metrics please refer the performance management section of SAP’s Integrated Report 2019 and Half-Year Report, which can be found at www.sap.com/investor.

Webcast

SAP senior management will host a virtual press conference today, January 29th at 10:00 AM (CET) /9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by a financial analyst conference call at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). Both conferences will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the full-year and quarterly results can be found at www.sap.com/investor.

Financial Analyst and Investor Conference

Following the “RISE with SAP” launch held on January 27th, SAP is planning to host an event for financial analysts and investors in the coming months, in conjunction with the company’s annual SAPPHIRE NOW conference.

About SAP

SAP’s strategy is to help every business run as an intelligent enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: 77% of the world’s transaction revenue touches an SAP® system. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET
Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Joellen Perry	+1 (650) 445-6780	joellen.perry@sap.com, PT
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

SAP Quarterly Statement Q4 2020	9

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SAP Quarterly Statement Q4 2020	10

Contents

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)			12
Primary Financial Statements of SAP Group (IFRS)			14
(A)	Consolidated Income Statements		14
	(A.1)	Consolidated Income Statements – Quarter	14
	(A.2)	Consolidated Income Statements – Year-to-Date	15
(B)	Consolidated Statements of Financial Position		16
(C)	Consolidated Statements of Cash Flows		17
Non-IFRS Numbers			18
(D)	Basis of Non-IFRS Presentation		18
(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers		19
	(E.1)	Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter	19
	(E.2)	Reconciliation from Non-IFRS Numbers to IFRS Numbers – Year-to-Date	20
(F)	Non-IFRS Adjustments – Actuals and Estimates		21
(G)	Non-IFRS Adjustments by Functional Areas		21
Disaggregations			23
(H)	Segment Reporting		23
	(H.1)	Segment Policies and Segment Changes	23
	(H.2)	Segment Reporting – Quarter	23
	(H.3)	Segment Reporting – Year-to-Date	27
(I)	Revenue by Region (IFRS and Non-IFRS)		30
	(I.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter	30
	(I.2)	Revenue by Region (IFRS and Non-IFRS) – Year-to-Date	31
(J)	Employees by Region and Functional Areas		32
Other Disclosures			33
(K)	Financial Income, Net		33
(L)	Divestments		33

SAP Quarterly Statement Q4 2020	11

Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2019	Q2 2019	Q3 2019	Q4 2019	TY 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	TY 2020
Revenues
Cloud (IFRS)	1,555	1,692	1,789	1,896	6,933	2,011	2,044	1,984	2,041	8,080
Cloud (non-IFRS)	1,581	1,717	1,807	1,907	7,013	2,012	2,044	1,984	2,044	8,085
% change – yoy	48	40	37	35	40	27	19	10	7	15
% change constant currency – yoy	41	35	33	32	35	25	18	14	13	18
Software licenses (IFRS)	650	948	932	2,002	4,533	451	773	714	1,703	3,642
Software licenses (non-IFRS)	650	948	932	2,002	4,533	451	773	714	1,703	3,642
% change – yoy	4	–5	–1	–4	–2	–31	–18	–23	–15	–20
% change constant currency – yoy	1	–6	–4	–6	–5	–31	–18	–19	–11	–17
Software support (IFRS)	2,838	2,854	2,907	2,948	11,547	2,934	2,892	2,845	2,835	11,506
Software support (non-IFRS)	2,838	2,854	2,907	2,948	11,548	2,934	2,892	2,845	2,835	11,506
% change – yoy	7	4	5	4	5	3	1	–2	–4	0
% change constant currency – yoy	4	2	3	2	3	2	2	1	0	1
Software licenses and support (IFRS)	3,489	3,802	3,839	4,950	16,080	3,386	3,665	3,559	4,538	15,148
Software licenses and support (non-IFRS)	3,489	3,802	3,840	4,950	16,080	3,386	3,665	3,559	4,538	15,148
% change – yoy	6	2	4	1	3	–3	–4	–7	–8	–6
% change constant currency – yoy	3	0	1	–1	1	–4	–3	–4	–4	–4
Cloud and software (IFRS)	5,044	5,495	5,629	6,846	23,012	5,397	5,709	5,544	6,579	23,228
Cloud and software (non-IFRS)	5,070	5,520	5,647	6,857	23,093	5,398	5,709	5,544	6,582	23,233
% change – yoy	16	11	13	8	12	6	3	–2	–4	1
% change constant currency – yoy	12	8	10	6	9	5	3	2	1	3
Total revenue (IFRS)	6,091	6,631	6,791	8,041	27,553	6,521	6,743	6,535	7,538	27,338
Total revenue (non-IFRS)	6,118	6,656	6,809	8,052	27,634	6,522	6,744	6,535	7,541	27,343
% change – yoy	16	11	13	8	12	7	1	–4	–6	–1
% change constant currency – yoy	12	8	10	6	9	5	1	0	–2	1
Share of more predictable revenue (IFRS, in %)	72	69	69	60	67	76	73	74	65	72
Share of more predictable revenue (non-IFRS, in %)	72	69	69	60	67	76	73	74	65	72

Profits
Operating profit (loss) (IFRS)	–136	827	1,679	2,102	4,473	1,210	1,284	1,473	2,655	6,621
Operating profit (loss) (non-IFRS)	1,467	1,816	2,086	2,839	8,208	1,482	1,964	2,069	2,768	8,283
% change	19	11	20	12	15	1	8	–1	–3	1
% change constant currency	13	8	15	9	11	0	7	4	3	4
Profit (loss) after tax (IFRS)	–108	582	1,259	1,637	3,370	811	885	1,652	1,932	5,280
Profit (loss) after tax (non-IFRS)	1,080	1,317	1,564	2,190	6,152	1,015	1,395	2,098	2,022	6,529
% change	25	12	15	22	18	–6	6	34	–8	6

Margins
Cloud gross margin (IFRS, in %)	61.2	62.6	64.5	65.1	63.5	66.4	66.0	66.4	67.2	66.5
Cloud gross margin (non-IFRS, in %)	66.2	67.9	69.0	69.5	68.2	69.3	69.5	69.7	70.0	69.6
Software license and support gross margin (IFRS, in %)	84.6	86.0	87.0	88.1	86.6	85.2	86.4	86.7	88.2	86.7
Software license and support gross margin (non-IFRS, in %)	85.7	87.1	87.6	88.8	87.4	85.7	87.4	87.6	88.4	87.4
Cloud and software gross margin (IFRS, in %)	77.4	78.8	79.9	81.7	79.6	78.2	79.1	79.4	81.7	79.7
Cloud and software gross margin (non-IFRS, in %)	79.6	81.1	81.7	83.4	81.6	79.6	81.0	81.2	82.7	81.2
Gross margin (IFRS, in %)	66.5	68.2	70.3	72.8	69.7	68.3	69.9	71.1	74.8	71.2
Gross margin (non-IFRS, in %)	69.5	71.4	72.3	75.2	72.3	69.8	72.6	73.7	75.8	73.1
Operating margin (IFRS, in %)	–2.2	12.5	24.7	26.1	16.2	18.6	19.0	22.5	35.2	24.2
Operating margin (non-IFRS, in %)	24.0	27.3	30.6	35.3	29.7	22.7	29.1	31.7	36.7	30.3
AT&S segment – Cloud gross margin (in %)	61.1	62.5	63.1	63.1	62.5	64.4	65.2	65.5	66.3	65.4
AT&S segment – Segment gross margin (in %)	78.4	80.0	80.3	82.8	80.5	78.3	80.0	80.5	82.7	80.5
AT&S segment – Segment margin (in %)	36.9	42.9	44.7	48.3	43.6	36.6	43.7	43.5	48.9	43.5
Services segment – Services gross margin (in %)	21.7	25.2	31.7	29.6	27.2	27.5	33.9	36.8	31.3	32.3

SAP Quarterly Statement Q4 2020	12

€ millions, unless otherwise stated	Q1 2019	Q2 2019	Q3 2019	Q4 2019	TY 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	TY 2020
Services segment – Segment gross margin (in %)	17.7	22.3	29.0	26.5	24.1	23.8	31.2	34.0	27.9	29.1
Services segment – Segment margin (in %)	3.9	7.4	16.8	13.1	10.5	10.9	16.3	20.4	16.3	15.8
Concur segment – Cloud gross margin (in %)	84.9	86.5	86.9	88.7	86.8	88.1	88.4	88.3	87.2	88.0
Concur segment – Segment gross margin (in %)	76.8	77.5	77.9	80.6	78.3	79.8	79.1	79.0	77.1	78.8
Concur segment – Segment margin (in %)	36.4	35.9	40.4	41.0	38.5	38.1	36.5	39.6	35.7	37.5
Qualtrics segment – Cloud gross margin (in %)	91.4	92.0	91.4	90.1	91.1	90.8	91.0	90.9	89.4	90.5
Qualtrics segment – Segment gross margin (in %)	81.4	79.9	78.6	74.9	78.3	75.4	78.6	79.1	77.4	77.6
Qualtrics segment – Segment margin (in %)	7.9	5.6	3.2	–6.5	1.6	–7.5	4.3	8.6	5.4	2.8

Key Profit Ratios
Effective tax rate (IFRS, in %)	23.2	28.6	26.1	26.2	26.7	27.7	33.1	20.2	28.6	26.9
Effective tax rate (non-IFRS, in %)	26.1	27.0	25.8	25.9	26.2	27.2	30.3	21.3	28.2	26.5

Earnings per share, basic (IFRS, in €)	–0.10	0.48	1.04	1.36	2.78	0.68	0.73	1.32	1.62	4.35
Earnings per share, basic (non-IFRS, in €)	0.90	1.09	1.30	1.82	5.11	0.85	1.17	1.70	1.69	5.41

Order Entry and current cloud backlog
Current cloud backlog	5,328	5,520	5,995	6,681	6,681	6,634	6,638	6,599	7,155	7,155
% change – yoy	NA	NA	NA	NA	NA	25	20	10	7	7
% change constant currency – yoy	NA	NA	NA	NA	NA	24	21	16	14	14
Orders – number of cloud deals (in transactions)	2,961	3,624	3,717	5,377	15,679	3,113	3,755	3,975	6,045	16,888
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	26	26	29	35	31	28	28	28	31	29
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	39	34	33	28	32	37	35	36	32	34
Orders – number of on-premise software deals (in transactions)	12,229	12,522	12,270	15,563	52,584	10,517	9,175	11,006	14,918	45,616
Share of orders greater than €5 million based on total software order entry volume (in %)	28	28	31	35	32	24	34	30	29	30
Share of orders smaller than €1 million based on total software order entry volume (in %)	42	36	39	31	35	42	38	37	32	36

Liquidity and Cash Flow
Net cash flows from operating activities	2,802	–122	638	178	3,496	2,984	788	1,321	2,100	7,193
Capital expenditure	–359	–180	–164	–114	–817	–333	–164	–155	–164	–816
Payments of lease liabilities	–78	–106	–104	–115	–403	–72	–84	–115	–107	–378
Free cash flow	2,365	–409	370	–50	2,276	2,580	540	1,052	1,829	6,000
% of total revenue (IFRS)	39	–6	5	–1	8	40	8	16	24	22
% of profit after tax (IFRS)	–2,198	–70	29	–3	68	318	61	64	95	114
Group liquidity	7,673	5,280	5,597	5,382	5,382	7,872	7,401	7,760	6,781	6,781
Financial debt (–)	–13,866	–13,833	–13,874	–13,668	–13,668	–13,700	–14,855	–14,649	–13,283	–13,283
Net debt (–)	–6,193	–8,553	–8,277	–8,286	–8,286	–5,827	–7,454	–6,889	–6,503	–6,503
Days sales outstanding (DSO, in days)1)	69	70	71	71	71	73	76	78	78	78

Financial Position
Cash and cash equivalents	7,332	5,168	5,525	5,314	5,314	7,816	6,205	7,434	5,311	5,311
Goodwill	29,160	28,853	29,904	29,159	29,159	29,731	29,214	28,184	27,560	27,560
Total assets	60,860	57,874	59,963	60,212	60,212	62,947	60,709	59,278	58,476	58,476
Contract liabilities (current)	6,068	5,558	4,400	4,266	4,266	6,726	5,791	4,237	4,150	4,150
Equity ratio (total equity in % of total assets)	48	48	50	51	51	49	48	50	51	51

Non-Financials
Number of employees (quarter end)2)	98,659	98,332	99,710	100,330	100,330	101,150	101,379	101,450	102,430	102,430
Employee retention (in %, rolling 12 months)	93.8	93.5	93.3	93.3	93.3	93.3	93.9	94.8	95.3	95.3
Women in management (in %, quarter end)	26.0	26.2	26.3	26.4	26.4	26.8	27.3	27.3	27.5	27.5
Greenhouse gas emissions (in kilotons)	110	75	65	50	300	65	25	25	20	135

1) Days sales outstanding measures the average number of days from the raised invoice to cash receipt from the customer. We calculate DSO by dividing the average invoiced trade receivables balance of the last 12 months by the average monthly cash receipt of the last 12 months.

2) In full-time equivalents.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q4 2020	13

Primary Financial Statements of SAP Group (IFRS)

(A)	Consolidated Income Statements

(A.1)	Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q4 2020	Q4 2019	∆ in %
Cloud	2,041	1,896	8
Software licenses	1,703	2,002	–15
Software support	2,835	2,948	–4
Software licenses and support	4,538	4,950	–8
Cloud and software	6,579	6,846	–4
Services	960	1,195	–20
Total revenue	7,538	8,041	–6

Cost of cloud	–669	–662	1
Cost of software licenses and support	–538	–591	–9
Cost of cloud and software	–1,206	–1,253	–4
Cost of services	–696	–933	–25
Total cost of revenue	–1,903	–2,186	–13
Gross profit	5,636	5,855	–4
Research and development	–1,134	–1,203	–6
Sales and marketing	–1,743	–2,086	–16
General and administration	–281	–411	–32
Restructuring	7	–29	<-100
Other operating income/expense, net	171	–23	<-100
Total operating expenses	–4,884	–5,938	–18
Operating profit (loss)	2,655	2,102	26

Other non-operating income/expense, net	–58	–11	>100
Finance income	331	248	33
Finance costs	–223	–121	85
Financial income, net	107	127	–16
Profit (loss) before tax	2,705	2,219	22

Income tax expense	–773	–582	33
Profit (loss) after tax	1,932	1,637	18
Attributable to owners of parent	1,906	1,620	18
Attributable to non-controlling interests	26	17	49

Earnings per share, basic (in €)1)	1.62	1.36	19
Earnings per share, diluted (in €)1)	1.62	1.36	19

1) For the three months ended December 31, 2020 and 2019, the weighted average number of shares was 1,180 million (diluted 1,180 million) and 1,194 million (diluted: 1,194 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q4 2020	14

(A.2)       Consolidated Income Statements – Year-to-Date

€ millions, unless otherwise stated	Q1–Q4 2020	Q1–Q4 2019	∆ in %
Cloud	8,080	6,933	17
Software licenses	3,642	4,533	–20
Software support	11,506	11,547	0
Software licenses and support	15,148	16,080	–6
Cloud and software	23,228	23,012	1
Services	4,110	4,541	–9
Total revenue	27,338	27,553	–1

Cost of cloud	–2,706	–2,534	7
Cost of software licenses and support	–2,008	–2,159	–7
Cost of cloud and software	–4,715	–4,692	0
Cost of services	–3,172	–3,662	–13
Total cost of revenue	–7,886	–8,355	–6
Gross profit	19,452	19,199	1
Research and development	–4,457	–4,292	4
Sales and marketing	–7,106	–7,693	–8
General and administration	–1,355	–1,629	–17
Restructuring	3	–1,130	<-100
Other operating income/expense, net	84	18	>100
Total operating expenses	–20,717	–23,081	–10
Operating profit (loss)	6,621	4,473	48

Other non-operating income/expense, net	–179	–74	>100
Finance income	1,473	787	87
Finance costs	–697	–589	18
Financial income, net	776	198	>100
Profit (loss) before tax	7,218	4,596	57

Income tax expense	–1,938	–1,226	58
Profit (loss) after tax	5,280	3,370	57
Attributable to owners of parent	5,143	3,321	55
Attributable to non-controlling interests	138	50	>100

Earnings per share, basic (in €)1)	4.35	2.78	56
Earnings per share, diluted (in €)1)	4.35	2.78	56

1) For the twelve months ended December 31, 2020 and 2019, the weighted average number of shares was 1,182 million (diluted: 1,182 million) and 1,194 million
(diluted: 1,194 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q4 2020	15

(B)       Consolidated Statements of Financial Position

as at 12/31/2020 and 12/31/2019
€ millions	2020	2019
Cash and cash equivalents	5,311	5,314
Other financial assets	1,635	297
Trade and other receivables	6,593	7,908
Other non-financial assets	1,333	1,188
Tax assets	212	506
Total current assets	15,085	15,213
Goodwill	27,560	29,159
Intangible assets	3,784	4,491
Property, plant, and equipment	5,042	5,496
Other financial assets	3,512	2,336
Trade and other receivables	131	129
Other non-financial assets	1,926	1,701
Tax assets	270	435
Deferred tax assets	1,167	1,251
Total non-current assets	43,392	44,999
Total assets	58,476	60,212

€ millions	2020	2019
Trade and other payables	1,213	1,581
Tax liabilities	429	255
Financial liabilities	2,348	3,273
Other non-financial liabilities	4,654	4,839
Provisions	73	247
Contract liabilities	4,150	4,266
Total current liabilities	12,868	14,462
Trade and other payables	98	8
Tax liabilities	649	538
Financial liabilities	13,606	12,923
Other non-financial liabilities	768	957
Provisions	368	335
Deferred tax liabilities	158	79
Contract liabilities	36	89
Total non-current liabilities	15,684	14,929
Total liabilities	28,552	29,390
Issued capital	1,229	1,229
Share premium	545	545
Retained earnings	32,022	28,783
Other components of equity	–1,011	1,770
Treasury shares	–3,072	–1,580
Equity attributable to owners of parent	29,713	30,746

Non-controlling interests	211	76
Total equity	29,925	30,822
Total equity and liabilities	58,476	60,212

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q4 2020	16

(C)       Consolidated Statements of Cash Flows

€ millions	Q1–Q4 2020	Q1–Q4 2019
Profit (loss) after tax	5.280	3.370
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	1.831	1.872
Share-based payment expense	1.082	1.835
Income tax expense	1.938	1.226
Financial income, net	–776	–198
Decrease/increase in allowances on trade receivables	68	14
Other adjustments for non-cash items	–198	–54
Decrease/increase in trade and other receivables	826	–1.469
Decrease/increase in other assets	–664	–583
Increase/decrease in trade payables, provisions, and other liabilities	304	328
Increase/decrease in contract liabilities	128	984
Share-based payments	–1.310	–1.257
Interest paid	–244	–341
Interest received	122	97
Income taxes paid, net of refunds	–1.194	–2.329
Net cash flows from operating activities	7.193	3.496
Business combinations, net of cash and cash equivalents acquired	–662	–6.215
Proceeds from sales of subsidiaries or other businesses	203	61
Purchase of intangible assets or property, plant, and equipment	–816	–817
Proceeds from sales of intangible assets or property, plant, and equipment	88	71
Purchase of equity or debt instruments of other entities	–2.535	–900
Proceeds from sales of equity or debt instruments of other entities	735	778
Net cash flows from investing activities	–2.986	–7.021
Dividends paid	–1.864	–1.790
Dividends paid on non-controlling interests	–2	–17
Purchase of treasury shares	–1.492	0
Proceeds from changes in ownership interests in subsidiaries that do not result in the loss of control	95	0
Proceeds from borrowings	2.132	3.622
Repayments of borrowings	–2.430	–1.309
Payments of lease liabilities	–378	–403
Transactions with non-controlling interests	–59	0
Net cash flows from financing activities	–3.997	102
Effect of foreign currency rates on cash and cash equivalents	–214	110
Net decrease/increase in cash and cash equivalents	–4	–3313
Cash and cash equivalents at the beginning of the period	5.314	8.627
Cash and cash equivalents at the end of the period	5.311	5.314
Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q4 2020	17

Non-IFRS Numbers

(D)       Basis of Non-IFRS Presentation

We disclose certain financial measures such as revenue (non-IFRS), expense (non-IFRS), and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures, see Explanation of Non-IFRS Measures online.

SAP Quarterly Statement Q4 2020	18

(E)       Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)       Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter

€ millions, unless otherwise stated	Q4 2020					Q4 2019			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency1)
Revenue Numbers
Cloud	2,041	3	2,044	117	2,161	1,896	11	1,907	8	7	13
Software licenses	1,703	0	1,703	86	1,789	2,002	0	2,002	–15	–15	–11
Software support	2,835	0	2,835	128	2,962	2,948	0	2,948	–4	–4	0
Software licenses and support	4,538	0	4,538	213	4,751	4,950	0	4,950	–8	–8	–4
Cloud and software	6,579	3	6,582	330	6,912	6,846	11	6,857	–4	–4	1
Services	960	0	960	48	1,008	1,195	0	1,195	–20	–20	–16
Total revenue	7,538	3	7,541	378	7,920	8,041	11	8,052	–6	–6	–2

Operating Expense Numbers
Cost of cloud	–669	55	–614			–662	80	–582	1	6
Cost of software licenses and support	–538	13	–524			–591	38	–553	–9	–5
Cost of cloud and software	–1,206	68	–1,138			–1,253	118	–1,135	–4	0
Cost of services	–696	12	–684			–933	73	–860	–25	–20
Total cost of revenue	–1,903	80	–1,823			–2,186	191	–1,995	–13	–9
Gross profit	5,636	83	5,719			5,855	202	6,057	–4	–6
Research and development	–1,134	18	–1,116			–1,203	129	–1,073	–6	4
Sales and marketing	–1,743	106	–1,637			–2,086	261	–1,825	–16	–10
General and administration	–281	–21	–303			–411	116	–295	–32	3
Restructuring	7	–7	0			–29	29	0	<-100	NA
Other operating income/expense, net	171	–66	105			–23	0	–23	<-100	<-100
Total operating expenses	–4,884	110	–4,774	–230	–5,004	–5,938	726	–5,212	–18	–8	–4

Profit Numbers
Operating profit (loss)	2,655	113	2,768	148	2,916	2,102	737	2,839	26	–3	3
Other non-operating income/expense, net	–58	0	–58			–11	0	–11	>100	>100
Finance income	331	0	331			248	0	248	33	33
Finance costs	–223	0	–223			–121	0	–121	85	85
Financial income, net	107	0	107			127	0	127	–16	–16
Profit (loss) before tax	2,705	113	2,817			2,219	737	2,956	22	–5
Income tax expense	–773	–23	–795			–582	–184	–766	33	4
Profit (loss) after tax	1,932	90	2,022			1,637	553	2,190	18	–8
Attributable to owners of parent	1,906	90	1,996			1,620	553	2,173	18	–8
Attributable to non-controlling interests	26	0	26			17	0	17	49	49

Key Ratios
Operating margin (in %)	35.2		36.7		36.8	26.1		35.3	9.1pp	1.4pp	1.5pp
Effective tax rate (in %)2)	28.6		28.2			26.2		25.9	2.4pp	2.3pp
Earnings per share, basic (in €)	1.62		1.69			1.36		1.82	19	–7

1) Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

2) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q4 2020 mainly resulted from tax effects of acquisition-related charges and share-based payment expenses. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q4 2019 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q4 2020	19

(E.2)       Reconciliation from Non-IFRS Numbers to IFRS Numbers – Year-to-Date

€ millions, unless otherwise stated	Q1–Q4 2020					Q1–Q4 2019			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency1)
Revenue Numbers
Cloud	8,080	5	8,085	155	8,241	6,933	81	7,013	17	15	18
Software licenses	3,642	0	3,642	128	3,770	4,533	0	4,533	–20	–20	–17
Software support	11,506	0	11,506	206	11,712	11,547	0	11,548	0	0	1
Software licenses and support	15,148	0	15,148	334	15,482	16,080	0	16,080	–6	–6	–4
Cloud and software	23,228	5	23,233	490	23,722	23,012	81	23,093	1	1	3
Services	4,110	0	4,110	65	4,174	4,541	0	4,541	–9	–9	–8
Total revenue	27,338	5	27,343	554	27,897	27,553	81	27,634	–1	–1	1

Operating Expense Numbers
Cost of cloud	–2,706	248	–2,458			–2,534	305	–2,228	7	10
Cost of software licenses and support	–2,008	97	–1,911			–2,159	141	–2,018	–7	–5
Cost of cloud and software	–4,715	345	–4,369			–4,692	446	–4,247	0	3
Cost of services	–3,172	178	–2,993			–3,662	254	–3,408	–13	–12
Total cost of revenue	–7,886	523	–7,363			–8,355	700	–7,655	–6	–4
Gross profit	19,452	528	19,980			19,199	781	19,979	1	0
Research and development	–4,457	303	–4,153			–4,292	438	–3,854	4	8
Sales and marketing	–7,106	734	–6,371			–7,693	909	–6,784	–8	–6
General and administration	–1,355	164	–1,191			–1,629	477	–1,152	–17	3
Restructuring	3	–3	0			–1,130	1,130	0	<-100	NA
Other operating income/expense, net	84	–66	18			18	0	18	>100	1
Total operating expenses	–20,717	1,657	–19,060	–337	–19,397	–23,081	3,654	–19,426	–10	–2	0

Profit Numbers
Operating profit (loss)	6,621	1,661	8,283	217	8,500	4,473	3,735	8,208	48	1	4
Other non-operating income/expense, net	–179	0	–179			–74	0	–74	>100	>100
Finance income	1,473	0	1,473			787	0	787	87	87
Finance costs	–697	0	–697			–589	0	–589	18	18
Financial income, net	776	0	776			198	0	198	>100	>100
Profit (loss) before tax	7,218	1,661	8,880			4,596	3,735	8,331	57	7
Income tax expense	–1,938	–412	–2,350			–1,226	–954	–2,180	58	8
Profit (loss) after tax	5,280	1,249	6,529			3,370	2,781	6,152	57	6
Attributable to owners of parent	5,143	1,249	6,392			3,321	2,781	6,102	55	5
Attributable to non-controlling interests	138	0	138			50	0	50	>100	>100
Key Ratios
Operating margin (in %)	24.2		30.3		30.5	16.2		29.7	8.0pp	0.6pp	0.8pp
Effective tax rate (in %)2)	26.9		26.5			26.7		26.2	0.2pp	0.3pp
Earnings per share, basic (in €)	4.35		5.41			2.78		5.11	56	6

1) Constant-currency period-over-period changes are calculated by comparing the current year's non-IFRS constant-currency numbers with the non-IFRS number of the previous year's respective period.

2) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in 2020 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in 2019 mainly resulted from tax effects of share-based payment expenses, acquisition-related charges and restructuring expenses.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q4 2020	20

(F)       Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2021	Q1–Q4 2020	Q4 2020	Q1–Q4 2019	Q4 2019
Operating profit (loss) (IFRS)		6,621	2,655	4,473	2,102
Revenue adjustments	0–30	5	3	81	11
Adjustment for acquisition-related charges	540–640	577	99	689	174
Adjustment for share-based payment expenses	2,000–2,500	1,082	18	1,835	523
Adjustment for restructuring	150–200	–3	–7	1,130	29
Operating expense adjustments		1,657	110	3,654	726
Operating profit (loss) adjustments		1,661	113	3,735	737
Operating profit (loss) (non-IFRS)		8,283	2,768	8,208	2,839

Due to rounding, numbers may not add up precisely.

(G)       Non-IFRS Adjustments by Functional Areas

€ millions	Q4 2020					Q4 2019
	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud	–669	52	3	0	–614	–662	63	17	0	–582
Cost of software licenses and support	–538	10	3	0	–524	–591	15	23	0	–553
Cost of services	–696	0	11	0	–684	–933	5	69	0	–860
Research and development	–1,134	1	17	0	–1,116	–1,203	2	128	0	–1,073
Sales and marketing	–1,743	95	11	0	–1,637	–2,086	89	172	0	–1,825
General and administration	–281	6	–27	0	–303	–411	2	114	0	–295
Restructuring	7	0	0	–7	0	–29	0	0	29	0
Other operating income/expense, net	171	–66	0	0	105	–23	0	0	0	–23
Total operating expenses	–4,884	99	18	–7	–4,774	–5,938	174	523	29	–5,212

€ millions	Q1–Q4 2020					Q1–Q4 2019
	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud	–2,706	208	40	0	–2,458	–2,534	249	56	0	–2,228
Cost of software licenses and support	–2,008	42	55	0	–1,911	–2,159	59	82	0	–2,018
Cost of services	–3,172	3	175	0	–2,993	–3,662	9	246	0	–3,408
Research and development	–4,457	7	296	0	–4,153	–4,292	9	429	0	–3,854
Sales and marketing	–7,106	375	359	0	–6,371	–7,693	348	562	0	–6,784
General and administration	–1,355	9	156	0	–1,191	–1,629	16	461	0	–1,152
Restructuring	3	0	0	–3	0	–1,130	0	0	1,130	0
Other operating income/expense, net	84	–66	0	0	18	18	0	0	0	18
Total operating expenses	–20,717	577	1,082	–3	–19,060	–23,081	689	1,835	1,130	–19,426

1) Share-based Payments

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q4 2020	21

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q4 2020	Q1–Q4 2020	Q4 2019	Q1–Q4 2019
Cost of cloud	0	0	–11	–20
Cost of software licenses and support	2	1	9	–118
Cost of services	0	–3	13	–154
Research and development	3	1	–19	–467
Sales and marketing	2	3	–15	–299
General and administration	0	2	–6	–71
Restructuring expenses	7	3	–29	–1,130

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q4 2020	22

Disaggregations

(H)	Segment Reporting

(H.1)	Segment Policies and Segment Changes

SAP has four reportable segments: the Applications, Technology & Support segment, the Services segment, the Concur segment, and the Qualtrics segment.

For a more detailed description of SAP’s segment reporting, see Note (C.1) “Results of Segments” of our Half-Year Report 2020.

(H.2)	Segment Reporting – Quarter

Applications, Technology & Support

€ millions, unless otherwise stated (Non-IFRS)	Q4 2020		Q4 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	1,592	1,678	1,431	11	17
Software licenses	1,703	1,788	2,001	–15	–11
Software support	2,833	2,961	2,946	–4	1
Software licenses and support	4,535	4,749	4,947	–8	–4
Cloud and software	6,128	6,427	6,378	–4	1
Services	79	82	98	–19	–16
Total segment revenue	6,207	6,509	6,476	–4	1
Cost of cloud	–536	–571	–528	2	8
Cost of software licenses and support	–462	–483	–526	–12	–8
Cost of cloud and software	–999	–1,053	–1,054	–5	0
Cost of services	–75	–78	–57	31	35
Total cost of revenue	–1,074	–1,131	–1,112	–3	2
Segment gross profit	5,133	5,378	5,364	–4	0
Other segment expenses	–2,095	–2,194	–2,237	–6	–2
Segment profit (loss)	3,038	3,183	3,128	–3	2
Margins
Cloud gross margin (in %)	66.3	66.0	63.1	3.2pp	2.9pp
Segment gross margin (in %)	82.7	82.6	82.8	–0.1pp	–0.2pp
Segment margin (in %)	48.9	48.9	48.3	0.6pp	0.6pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q4 2020	23

Services

€ millions, unless otherwise stated (Non-IFRS)	Q4 2020		Q4 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	0	0	0	NA	NA
Software licenses	0	0	0	NA	NA
Software support	2	2	1	24	25
Software licenses and support	2	2	1	38	40
Cloud and software	2	2	1	98	>100
Services	756	793	897	–16	–12
Total segment revenue	758	795	898	–16	–11
Cost of cloud	–17	–18	–15	15	22
Cost of software licenses and support	–10	–11	–14	–29	–25
Cost of cloud and software	–27	–28	–29	–7	–1
Cost of services	–519	–545	–631	–18	–14
Total cost of revenue	–546	–574	–660	–17	–13
Segment gross profit	212	221	238	–11	–7
Other segment expenses	–88	–94	–120	–26	–22
Segment profit (loss)	124	128	118	5	8
Margins
Services gross margin (in %)	31.3	31.2	29.6	1.7pp	1.7pp
Segment gross margin (in %)	27.9	27.8	26.5	1.5pp	1.4pp
Segment margin (in %)	16.3	16.1	13.1	3.1pp	2.9pp

Due to rounding, numbers may not add up precisely.

Concur

€ millions, unless otherwise stated (Non-IFRS)	Q4 2020		Q4 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	295	314	363	–19	–14
Software licenses	0	0	0	NA	NA
Software support	0	0	0	NA	NA
Software licenses and support	0	0	0	NA	NA
Cloud and software	295	314	363	–19	–14
Services	46	49	61	–25	–20
Total segment revenue	341	363	424	–20	–15
Cost of cloud	–38	–41	–41	–9	–1
Cost of software licenses and support	0	0	0	NA	NA
Cost of cloud and software	–38	–41	–41	–8	–1
Cost of services	–40	–43	–41	–1	4
Total cost of revenue	–78	–83	–82	–5	2
Segment gross profit	263	279	342	–23	–18
Other segment expenses	–141	–150	–168	–16	–11
Segment profit (loss)	121	129	174	–30	–26
Margins
Cloud gross margin (in %)	87.2	87.1	88.7	–1.4pp	–1.6pp
Segment gross margin (in %)	77.1	77.0	80.6	–3.6pp	–3.6pp
Segment margin (in %)	35.7	35.7	41.0	–5.3pp	–5.3pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q4 2020	24

Qualtrics

€ millions, unless otherwise stated (Non-IFRS)	Q4 2020		Q4 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	139	149	110	26	36
Software licenses	0	0	0	NA	NA
Software support	0	0	0	NA	NA
Software licenses and support	0	0	0	NA	NA
Cloud and software	139	149	110	26	36
Services	44	48	46	–3	4
Total segment revenue	183	197	156	17	26
Cost of cloud	–15	–16	–11	35	44
Cost of software licenses and support	0	0	0	NA	NA
Cost of cloud and software	–15	–16	–11	35	44
Cost of services	–26	–28	–28	–6	0
Total cost of revenue	–41	–44	–39	5	12
Segment gross profit	141	153	117	21	31
Other segment expenses	–132	–144	–127	4	14
Segment profit (loss)	10	9	–10	<-100	<-100
Margins
Cloud gross margin (in %)	89.4	89.5	90.1	–0.7pp	–0.6pp
Segment gross margin (in %)	77.4	77.7	74.9	2.6pp	2.8pp
Segment margin (in %)	5.4	4.5	–6.5	11.9pp	10.9pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q4 2020	25

Reconciliation of Cloud Revenues and Margins

€ millions, unless otherwise stated (Non-IFRS)		Q4 2020		Q4 2019	∆ in %	∆ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud revenue – SaaS/PaaS1)	Intelligent Spend3)	661	703	701	–6	0
	Thereof Concur segment	295	314	363	–19	–14
	Other4)	1,170	1,233	1,013	15	22
	Total	1,831	1,937	1,714	7	13
Cloud revenue – IaaS2)		213	224	192	11	17
Cloud revenue		2,044	2,161	1,907	7	13
Cloud gross margin – SaaS/PaaS1) (in %)	Intelligent Spend3)	79.2	78.9	78.0	1.1pp	0.9pp
	Thereof Concur segment	87.2	87.1	88.7	–1.4pp	–1.6pp
	Other4)	70.8	70.7	70.0	0.8pp	0.7pp
	Total	73.8	73.7	73.3	0.5pp	0.4pp
Cloud gross margin – IaaS2) (in %)		36.9	35.9	35.7	1.2pp	0.2pp
Cloud gross margin (in %)		70.0	69.8	69.5	0.5pp	0.3pp

1) Software as a service/platform as a service

2) Infrastructure as a service; completely included in the Applications, Technology & Support segment

3) Intelligent Spend includes the Concur segment and further Intelligent Spend offerings mainly included in the Applications, Technology & Support segment.

4) Other includes all other SaaS/PaaS offerings that do not belong to Intelligent Spend.

The individual revenue and margin numbers for segments are disclosed on the previous pages.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q4 2020	26

(H.3)       Segment Reporting – Year-to-Date

Applications, Technology & Support

€ millions, unless otherwise stated (Non-IFRS)	Q1–Q4 2020		Q1–Q4 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	6,254	6,379	5,259	19	21
Software licenses	3,637	3,765	4,523	–20	–17
Software support	11,502	11,707	11,542	0	1
Software licenses and support	15,138	15,472	16,064	–6	–4
Cloud and software	21,392	21,852	21,323	0	2
Services	288	292	341	–16	–14
Total segment revenue	21,680	22,144	21,664	0	2
Cost of cloud	–2,165	–2,218	–1,972	10	12
Cost of software licenses and support	–1,756	–1,789	–1,910	–8	–6
Cost of cloud and software	–3,920	–4,006	–3,882	1	3
Cost of services	–308	–313	–332	–7	–6
Total cost of revenue	–4,228	–4,320	–4,214	0	2
Segment gross profit	17,451	17,824	17,450	0	2
Other segment expenses	–8,020	–8,183	–7,996	0	2
Segment profit (loss)	9,431	9,641	9,454	0	2
Margins
Cloud gross margin (in %)	65.4	65.2	62.5	2.9pp	2.7pp
Segment gross margin (in %)	80.5	80.5	80.5	–0.1pp	–0.1pp
Segment margin (in %)	43.5	43.5	43.6	–0.1pp	–0.1pp

Due to rounding, numbers may not add up precisely.

Services

€ millions, unless otherwise stated (Non-IFRS)	Q1–Q4 2020		Q1–Q4 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	0	1	0	NA	NA
Software licenses	0	0	0	NA	NA
Software support	4	4	5	–8	–8
Software licenses and support	4	4	5	–10	–10
Cloud and software	5	5	5	1	3
Services	3,153	3,203	3,442	–8	–7
Total segment revenue	3,157	3,208	3,447	–8	–7
Cost of cloud	–70	–72	–57	23	26
Cost of software licenses and support	–33	–34	–55	–41	–39
Cost of cloud and software	–103	–106	–112	–8	–6
Cost of services	–2,136	–2,179	–2,506	–15	–13
Total cost of revenue	–2,239	–2,284	–2,618	–14	–13
Segment gross profit	919	924	829	11	11
Other segment expenses	–419	–428	–467	–10	–8
Segment profit (loss)	500	495	362	38	37
Margins
Services gross margin (in %)	32.3	32.0	27.2	5.0pp	4.8pp
Segment gross margin (in %)	29.1	28.8	24.1	5.0pp	4.7pp
Segment margin (in %)	15.8	15.4	10.5	5.3pp	4.9pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q4 2020	27

Concur

€ millions, unless otherwise stated (Non-IFRS)	Q1–Q4 2020		Q1–Q4 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	1,288	1,306	1,373	–6	–5
Software licenses	0	0	0	NA	NA
Software support	0	0	0	NA	NA
Software licenses and support	0	0	0	NA	NA
Cloud and software	1,288	1,306	1,373	–6	–5
Services	217	221	236	–8	–7
Total segment revenue	1,505	1,526	1,609	–6	–5
Cost of cloud	–154	–158	–181	–15	–13
Cost of software licenses and support	0	0	0	NA	NA
Cost of cloud and software	–154	–158	–181	–15	–13
Cost of services	–164	–167	–169	–3	–1
Total cost of revenue	–319	–325	–350	–9	–7
Segment gross profit	1,186	1,201	1,260	–6	–5
Other segment expenses	–622	–631	–640	–3	–1
Segment profit (loss)	564	570	620	–9	–8
Margins
Cloud gross margin (in %)	88.0	87.9	86.8	1.2pp	1.1pp
Segment gross margin (in %)	78.8	78.7	78.3	0.5pp	0.4pp
Segment margin (in %)	37.5	37.3	38.5	–1.0pp	–1.2pp

Due to rounding, numbers may not add up precisely.

Qualtrics

€ millions, unless otherwise stated (Non-IFRS)	Q1–Q4 2020		Q1–Q4 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	518	529	371	40	42
Software licenses	0	0	0	NA	NA
Software support	0	0	0	NA	NA
Software licenses and support	0	0	0	NA	NA
Cloud and software	518	529	371	40	42
Services	162	166	137	19	22
Total segment revenue	681	696	508	34	37
Cost of cloud	–49	–50	–33	50	53
Cost of software licenses and support	0	0	0	NA	NA
Cost of cloud and software	–49	–50	–33	50	53
Cost of services	–103	–105	–78	33	35
Total cost of revenue	–152	–155	–110	38	40
Segment gross profit	528	541	398	33	36
Other segment expenses	–509	–521	–389	31	34
Segment profit (loss)	19	20	8	>100	>100
Margins
Cloud gross margin (in %)	90.5	90.5	91.1	–0.7pp	–0.7pp
Segment gross margin (in %)	77.6	77.7	78.3	–0.6pp	–0.6pp
Segment margin (in %)	2.8	2.8	1.6	1.2pp	1.2pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q4 2020	28

Reconciliation of Cloud Revenues and Margins

€ millions, unless otherwise stated (Non-IFRS)		Q1–Q4 2020		Q1–Q4 2019	∆ in %	∆ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud revenue – SaaS/PaaS1)	Intelligent Spend3)	2,722	2,772	2,692	1	3
	Thereof Concur segment	1,288	1,306	1,373	–6	–5
	Other4)	4,522	4,611	3,625	25	27
	Total	7,244	7,383	6,317	15	17
Cloud revenue – IaaS2)		841	857	695	21	23
Cloud revenue		8,085	8,241	7,013	15	18
Cloud gross margin – SaaS/PaaS1) (in %)	Intelligent Spend3)	78.9	78.9	78.1	0.9pp	0.8pp
	Thereof Concur segment	88.0	87.9	86.8	1.2pp	1.1pp
	Other4)	70.5	70.5	68.5	2.1pp	2.1pp
	Total	73.7	73.7	72.6	1.1pp	1.1pp
Cloud gross margin – IaaS2) (in %)		34.3	33.8	28.9	5.4pp	4.9pp
Cloud gross margin (in %)		69.6	69.5	68.2	1.4pp	1.3pp

1) Software as a service/platform as a service

2) Infrastructure as a service; completely included in the Applications, Technology & Support segment

3) Intelligent Spend includes the Concur segment and further Intelligent Spend offerings mainly included in the Applications, Technology & Support segment.

4) Other includes all other SaaS/PaaS offerings that do not belong to Intelligent Spend.

The individual revenue and margin numbers for segments are disclosed on the previous pages.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q4 2020	29

(I)       Revenue by Region (IFRS and Non-IFRS)

(I.1)     Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q4 2020					Q4 2019			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency1)
Cloud Revenue by Region
EMEA	672	2	674	20	694	608	0	608	11	11	14
Americas	1,087	1	1,088	86	1,174	1,047	11	1,058	4	3	11
APJ	282	0	282	12	293	241	0	241	17	17	22
Cloud revenue	2,041	3	2,044	117	2,161	1,896	11	1,907	8	7	13

Cloud and Software Revenue by Region
EMEA	3,073	2	3,075	71	3,146	3,173	0	3,173	–3	–3	–1
Americas	2,480	1	2,481	217	2,698	2,610	11	2,621	–5	–5	3
APJ	1,025	0	1,025	43	1,068	1,063	0	1,063	–4	–4	0
Cloud and software revenue	6,579	3	6,582	330	6,912	6,846	11	6,857	–4	–4	1

Total Revenue by Region
Germany	1,217	1	1,218	1	1,219	1,222	0	1,222	0	0	0
Rest of EMEA	2,282	1	2,283	78	2,361	2,465	0	2,465	–7	–7	–4
Total EMEA	3,499	2	3,501	79	3,580	3,686	0	3,686	–5	–5	–3
United States	2,366	1	2,367	181	2,549	2,496	11	2,507	–5	–6	2
Rest of Americas	519	0	519	70	589	627	0	627	–17	–17	–6
Total Americas	2,885	1	2,886	251	3,137	3,122	11	3,133	–8	–8	0
Japan	347	0	347	13	359	341	0	341	2	2	5
Rest of APJ	807	0	807	35	843	891	0	891	–9	–9	–5
Total APJ	1,154	0	1,154	48	1,202	1,232	0	1,232	–6	–6	–2
Total revenue	7,538	3	7,541	378	7,920	8,041	11	8,052	–6	–6	–2

1) Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q4 2020	30

(I.2)       Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions	Q1–Q4 2020					Q1–Q4 2019			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency1)
Cloud Revenue by Region
EMEA	2,608	2	2,610	26	2,636	2,115	0	2,115	23	23	25
Americas	4,439	3	4,442	110	4,552	3,945	81	4,026	13	10	13
APJ	1,033	0	1,033	19	1,052	872	0	872	18	18	21
Cloud revenue	8,080	5	8,085	155	8,241	6,933	81	7,013	17	15	18

Cloud and Software Revenue by Region
EMEA	10,364	2	10,366	110	10,476	10,211	0	10,211	1	2	3
Americas	9,239	3	9,242	303	9,545	9,172	81	9,253	1	0	3
APJ	3,625	0	3,625	77	3,702	3,629	0	3,629	0	0	2
Cloud and software revenue	23,228	5	23,233	490	23,722	23,012	81	23,093	1	1	3

Total Revenue by Region
Germany	4,015	1	4,016	1	4,017	3,948	0	3,948	2	2	2
Rest of EMEA	8,052	1	8,053	122	8,175	8,158	0	8,158	–1	–1	0
Total EMEA	12,067	2	12,069	123	12,192	12,105	0	12,105	0	0	1
United States	9,110	3	9,113	184	9,297	9,085	81	9,166	0	–1	1
Rest of Americas	1,996	0	1,996	161	2,157	2,109	0	2,109	–5	–5	2
Total Americas	11,106	3	11,109	345	11,454	11,194	81	11,275	–1	–1	2
Japan	1,305	0	1,305	1	1,307	1,180	0	1,180	11	11	11
Rest of APJ	2,859	0	2,859	85	2,944	3,074	0	3,074	–7	–7	–4
Total APJ	4,165	0	4,165	86	4,251	4,254	0	4,254	–2	–2	0
Total revenue	27,338	5	27,343	554	27,897	27,553	81	27,634	–1	–1	1

1) Constant-currency period-over-period changes are calculated by comparing the current year's non-IFRS constant-currency numbers with the non-IFRS number of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q4 2020	31

(J)       Employees by Region and Functional Areas

Full-time equivalents	12/31/2020				12/31/2019
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,278	4,589	5,525	16,392	6,501	4,426	5,361	16,288
Services	8,175	5,934	5,733	19,842	8,250	6,018	5,971	20,239
Research and development	13,705	6,094	9,781	29,580	12,710	5,793	9,131	27,634
Sales and marketing	10,348	10,485	5,000	25,834	10,205	10,368	5,209	25,781
General and administration	3,285	2,161	1,243	6,689	3,161	2,123	1,246	6,530
Infrastructure	2,291	1,107	696	4,094	2,220	984	654	3,859
SAP Group (12/31)	44,082	30,369	27,979	102,430	43,048	29,712	27,571	100,330
Thereof acquisitions1)	609	97	75	781	338	1,638	137	2,113
SAP Group (twelve months' end average)	43,340	30,306	27,830	101,476	42,697	29,368	27,092	99,157
1) Acquisitions closed between January 1 and December 31 of the respective year

SAP Quarterly Statement Q4 2020	32

Other Disclosures

(K)       Financial Income, Net

In the fourth quarter 2020, finance income mainly consists of gains from disposal or IFRS 9-related fair value adjustments of equity securities totaling €312 million (Q4/2019: €182 million) and €1,360 million in the full year 2020 (TY 2019: €587 million) respectively.

In the fourth quarter 2020, finance costs mainly consist of losses from disposal or IFRS 9-related fair value adjustments of equity securities totaling €139 million (Q4/2019: €26 million) and €341 million in the full year 2020 (TY 2019: €151 million) respectively, and interest expense on financial liabilities including lease liabilities amounting to €44 million in the fourth quarter 2020 (Q4/2019: €50 million) and €179 million in the full year 2020 (TY 2019: €207 million) respectively.

For more information about Financial Income, Net, see the Notes to the 2020 Consolidated Half-Year Financial Statements, Note (C.3).

(L)       Divestments

On May 5, 2020, SAP and Sinch AB, Stockholm, Sweden (hereafter “Sinch”) announced that they had entered into an agreement for Sinch to acquire the SAP Digital Interconnect group. The purchase price amounts to €225 million (on a cash-free, debt-free basis). The disposal gain of €194 million (IFRS) and €128 million (non-IFRS) is included in “Other operating income/expense, net”. The transaction closed on November 1, 2020, following satisfaction of applicable regulatory and other approvals.

For more information about divestments, see the Notes to the 2020 Consolidated Half-Year Financial Statements, Note (D.1).

SAP Quarterly Statement Q4 2020	33